EXHIBIT 12.01

AMERICAN STATES WATER COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	For The Year Ended December 31,					(Unaudited) For the Six Months Ended June 30,
	2001	2002	2003	2004	2005	2006

Earnings
Pre-tax income from continuing operations	$35,511	$33,561	$18,644	$32,006	$48,506	$19,422
Add: Fixed charges	16,366	18,363	18,799	18,702	14,417	9,156
Earnings available for fixed charges	$51,877	$51,924	$37,443	$50,708	$62,923	$28,578

Fixed charges
Interest Expense (1)	$15,735	$17,699	$18,070	$17,850	$13,599	$8,739
Interest component of rentals	631	664	729	852	818	417
Total fixed charges	$16,366	$18,363	$18,799	$18,702	$14,417	$9,156

Ratio of earnings to fixed charges	3.17	2.83	1.99	2.71	4.36	3.12

(1) Includes amortization of debt issuance costs.

(2) Reflects one-third of rental expense under operating leases considered to represent an appropriate interest factor.